Exhibit 17.1

Letter of Resignation

Board of Directors GASE Energy

Address: 173 Keith St., Suite 300

Warrenton, VA 20186

January 29st, 2015

I hereby resign from each and every position as the Director, Chief Executive Officer, Chief Financial Officer and Treasurer of GASE Energy, Inc., a Delaware corporation, effective immediately.

I hereby relinquish any rights which I may have under any contract with the Company or under any statutory provision including any right to damages for wrongful dismissal, redundancy payment or compensation for loss of office or unfair dismissal (other than rights to emoluments with respect to the period up to the date hereof).

Thank you for the opportunity to collaborate with the Company.

Sincerely,

/s/ Timur Khromaev